Contactgegevens

www.linkedin.com/in/michael-mina-md-phd-711918113 (LinkedIn)

Belangrijkste vaardigheden

Executive Leadership
Fundraising
Clinical Development

Michael Mina, MD, PhD

Epidemiologist Immunologist Physician; Chief Med Officer @Truvian @Invivyd; Advisor to Biotech/Gov; Co-Founder @AnywhereDx; @MIT Sloan; Prior Prof @Harvard; @michaelmina_lab; Comments do not reflect those of employers

Boston en omgeving

Ervaring

Invivyd

Chief Medical Officer
maart 2026 - Present (3 maanden)

Truvian

1 jaar

Chief Medical and Strategy Officer
februari 2026 - Present (4 maanden)

As Chief Medical and Strategy Officer, I am a cross functional Leader and help drive the company's overall vision and strategy across business, regulatory and product pipeline.

Advisory Board Member
juni 2025 - Present (1 jaar)

Supporting Truvian across scientific, clinical, regulatory and commercial lens

hims & hers

Executive Advisor
januari 2026 - Present (5 maanden)

Support executive and management teams at Hims & Hers to develop their global virtual-first and consumer initiated testing laboratory ecosystem with at-home blood collections to fit within the Hims fully vertical framework.

I joined Hims & Hers following our successful exit of YourBio Health - where I was Chief Science Officer - to Hims.

Anywhere Dx

Co-Founder and CSO
december 2025 - Present (6 maanden)

Pushing forward a new era of at-home diagnostic technologies.

CorDx

Co-Chair Advisory Board

februari 2024 - Present (2 jaar 4 maanden)

Co-chair the Scientific Advisory Board for CorDx, along with Co-chair Al Pisano, the Dean of the UC San Diego Jacob's School of Engineering. Provide strategic guidance to the company in a range of areas from the science to market fit and roadmap, based on the current science and the landscape of diagnostics across the US and globe.

Wavely Diagnostics, Inc.

Scientific Advisory Board Member

januari 2024 - Present (2 jaar 5 maanden)

HTR Advisors | Health, Technology, Regulation

Founder / Owner

januari 2018 - Present (8 jaar 5 maanden)

We are Strategic Advisors and Technical Consultants to biotech, life sciences, digital health and deep tech companies including pre-seed to fortune 10 companies. Focus is in devices & diagnostics, immunology & vaccines, and Regulation. I advise on scientific, commercial and regulatory strategy and support companies to develop products from inception through FDA trials and support engagements with commercial leaders as well as investors.

Additionally Dr Mina is a frequent ad hoc advisor to the U.S. and international governments on biotech and life sciences technologies and approaches for public health efforts.

Sanofi

Strategic Advisor

juli 2024 - maart 2026 (1 jaar 9 maanden)

YourBio Health

Chief Scientific Officer

januari 2025 - januari 2026 (1 jaar 1 maand)

Boston, Massachusetts, United States

Led strategic partnerships, scientific and regulatory teams and successfully steered the company along with CEO Paul Owen to an acquisition by Hims and Hers.

C2Sense, Inc.

1 jaar 8 maanden

Executive Chairman
december 2024 - januari 2026 (1 jaar 2 maanden)

Member Board of Directors
juni 2024 - november 2024 (6 maanden)

Vital Bio
Scientific Advisory Board Member
mei 2024 - februari 2025 (10 maanden)

Walgreens
Consultant and Advisor
maart 2020 - januari 2025 (4 jaar 11 maanden)

Advised and supported the Walgreens executive team, specifically the Chief Medical Officer, regarding Walgreen's pandemic response and more broadly, diagnostic devices and approaches to connections to care.

eMed Digital Healthcare
Chief Science Officer
november 2021 - december 2024 (3 jaar 2 maanden)

Miami, Florida, United States

3M
Scientific and Medical Advisor
januari 2021 - augustus 2024 (3 jaar 8 maanden)

Advise 3M on development of new diagnostic devices: scientific regulatory and clinical trials

US NIH Home Test to Treat Program
Co-Director
november 2022 - juli 2024 (1 jaar 9 maanden)

Led the development and implementation of the US Home Test to Treat program, a nationwide program announced by President Biden and funded through the NIH to connect home diagnostics to telemedicine and treatment. Program was implemented by eMed and partnered with UMass Chan Medical School

Quantum-Si
Member Board of Directors
januari 2021 - mei 2024 (3 jaar 5 maanden)

ImmuneID
Scientific Advisory Board Member
juli 2020 - augustus 2023 (3 jaar 2 maanden)
Waltham, Massachusetts, United States

Broad Institute of MIT and Harvard
Associate Faculty
januari 2020 - december 2022 (3 jaar)
Cambridge, Massachusetts, United States

Harvard T.H. Chan School of Public Health
Asst Professor, Epidemiology, Immunology
juni 2019 - december 2021 (2 jaar 7 maanden)
Boston, Massachusetts, United States

I am an assistant professor of epidemiology and of immunology and infectious diseases at the Harvard School of Public Health. I am also a pathologist and associate medical directory in clinical pathology (molecular virology) at Brigham and Women's Hospital, Harvard Medical School

Harvard Medical School
5 jaar 7 maanden

Asst Professor
juni 2019 - december 2021 (2 jaar 7 maanden)

Clinical Pathology faculty in the Department of Pathology at Brigham and Women’s Hospital.

Resident Physician in Clinical Pathology
juni 2016 - juni 2019 (3 jaar 1 maand)
Greater Boston Area

Brigham and Women's Hospital
Associate Medical Director (Molecular Virology)
juni 2019 - december 2021 (2 jaar 7 maanden)

Helped lead the clinical virology laboratory at Brigham - one of Harvard’s key teach hospitals.

Led the lab in the development of one of the earliest COVID-19 test platforms that provided testing to patients and public health programs through the pandemic.

Abbott

Governing Board Member (HOPE Serology Network)

februari 2020 - juni 2021 (1 jaar 5 maanden)

Oversight and support of the Abbott HOPE Serology Network, a bold effort by Abbott to advance serological surveillance during the COVID-19 pandemic.

Opleiding

Harvard University

Post doc, Synthetic Biology, Immunology · (februari 2017 - juli 2019)

Princeton University

Post-doc, Applied Mathematics, Immunology and Infectious Disease Dynamics · (maart 2013 - juni 2015)

Harvard Medical School

Residency, Pathology · (juni 2016 - juli 2019)

Emory University

MD/PhD, Medicine / Infectious Disease Epidemiology and Immunology · (2007 - 2016)

Dartmouth College

Bachelor's degree, Engineering / Global Health · (2002 - 2006)